Exhibit 99.1

September 20, 2006

To the Securities regulatory authorities

of each of the provinces of Canada

Re : Report of Voting Results pursuant to section 11.3 of National Instrument 51-102

The following matters were put to vote at the Annual General and Special Meeting of the Shareholders of The Jean Coutu Group (PJC) Inc. (“the Company”) held on September 19, 2006:

Outcome of vote

1. The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed: Lise Bastarache, François J. Coutu, Jean Coutu, Michel Coutu, Marie-Josée Coutu, Sylvie Coutu, L. Denis Desautels, Marcel Dutil, Nicolle Forget, Robert Lacroix, Pierre Legault, Yvon Martineau, Érik Péladeau, Peter Simons and Dennis Wood

Resolution approved by a majority of shareholders
2. Appointment of Deloitte & Touche LLP, as auditors for the Company and the Board of Director authorization to fix their remuneration.	Resolution approved by a majority of shareholders
3. Approval of the modification to the Share Option Plan, as described in the Management Proxy Circular.	Resolution approved by a majority of shareholders

For additional information, please refer to the Company’s Management Proxy Circular dated August 3, 2006, filed in connection to the Annual General and Special Meeting.

Trusting the whole to your entire satisfaction, we remain

Yours truly,

/s/ Kim Lachapelle

Kim Lachapelle, Corporate Secretary